Exhibit 99.1

Sierra Metals Announces 30 Day Suspension of Its Mexican Mining Operations in Accordance With the Government Suspension of Non-essential Activities to Contain the Advancement of the COVID-19 Virus in Mexico

TORONTO--(BUSINESS WIRE)--April 1, 2020--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) (“Sierra Metals” or the “Company”) reports that on March 31, 2020 the Mexican Federal Government announced a suspension of all non-essential activities in Mexico for 30 days to contain the advancement of COVID-19 virus. This suspension includes all mining activities from March 30th to April 30th, 2020. As a result of this declaration, the Company will only maintain an essential services crew at the Bolivar Mine site until April 30, 2020, and the Cusi Mine site will be placed into care and maintenance during this period. The Company anticipates resuming normal production levels at the Mines after this period.

Igor Gonzales, President, and CEO of Sierra Metals, commented, “A smaller workforce will be maintained at Bolivar to oversee critical aspects of the operation, with the primary goal of facilitating a quick and efficient ramp up back to normal levels once the suspension of non essential activities is lifted. Our Cusi Mine is being placed on care and maintenance and employees will remain at home. Our team continues to be focused on the Health and Safety of our workforce.”

Production can recommence to normal levels very quickly after April 30th, and the Company has some operating flexibility at Bolivar to run the ore processing mill at higher levels, which should help recover lost ore tonnages from this suspension.

Due to uncertainty of the effect that the COVID-19 Pandemic could have on the Company’s operations and financial condition and, rapidly changing developments, the Company is currently implementing proactive and reactive mitigation measures to minimize any potential impacts COVID-19 may have on our people, communities, operations, supply chain, and finances. This also includes preserving capital and deferring capital programs where appropriate, to improve liquidity. The Company has operating flexibility at Yauricocha in Peru and has been running at Normal levels in Mexico up until the suspension. We continue to evaluate every option at all three operations and are suspending guidance until a complete review of operations is completed. Furthermore, the Company expects to provide a more comprehensive update with more data points on metal prices and operating developments as part of the Q1 2020 reporting process.

About Sierra Metals

Sierra Metals is a Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and it's Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new discoveries and still has additional brownfield exploration opportunities at all three Mines in Peru and Mexico that are within or close proximity to the existing Mines. Additionally, the Company has large land packages at all three Mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

For further information regarding Sierra Metals, please visit www.sierrametals.com.

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Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian and U.S. securities laws related to the Company (collectively, “forward-looking information”). Forward-looking information includes, but is not limited to, statements with respect to the Company’s operations, including anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading “Risk Factors” in our Annual Information Form dated March 28, 2019 in respect of the year ended December 31, 2018 and other risks identified in the Company’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above is not exhaustive of the factors that may affect any of the Company’s forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company’s statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Mike McAllister
VP, Investor Relations
Sierra Metals Inc.
+1 (416) 366-7777
info@sierrametals.com

Ed Guimaraes
CFO
Sierra Metals Inc.
+1 (416) 366-7777

Igor Gonzales
President & CEO
Sierra Metals Inc.
+1 (416) 366-7777